UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

March 25, 2026
Date of Report (date of earliest event reported)
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Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)
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Virginia (State or other jurisdiction of incorporation or organization)	001-41633 (Commission File Number)	92-0289417 (I.R.S. Employer Identification Number)
100 S. Fairfax Street Alexandria, VA 22314
(Address of principal executive offices and zip code)
(703) 666-3555
(Registrant's telephone number, including area code)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.50	BHRB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 - Submission of Matters to a Vote of Security Holders

On March 25, 2026, Burke & Herbert Financial Services Corp. (“Burke & Herbert”) held a special meeting of shareholders (the “Special Meeting”). The primary purpose of the Special Meeting was to consider and approve the proposed combination of Burke & Herbert and LINKBANCORP, Inc. (“LNKB”), whereby LNKB would merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation (the “Merger”), as more fully described in the joint proxy statement/prospectus dated January 30, 2026 and mailed to Burke & Herbert’s shareholders on or about February 13, 2026. At the close of business on February 9, 2026, the record date for the Special Meeting, there were 15,034,778 shares of Burke & Herbert's voting common stock outstanding. At the special meeting there were 10,165,354 shares of Burke & Herbert's voting common stock represented in person or by proxy, constituting a quorum.
The voting results from the Special Meeting as to the proposals presented to the shareholders were as follows:
Proposal 1: Burke & Herbert Merger Proposal. A proposal to approve the Agreement and Plan of Merger, dated as of December 18, 2025 (the “Merger Agreement”), by and between Burke & Herbert and LNKB, and the other transactions contemplated by the Merger Agreement, pursuant to which LNKB will merge with and into Burke & Herbert, as more fully described in the joint proxy statement/prospectus (the “Burke & Herbert Merger Proposal”).

Common Stock
Votes For	Votes Against	Votes Abstained	Broker Non Votes
9,963,159	94,232	107,963	—
The Burke & Herbert Merger Proposal was approved by Burke & Herbert shareholders. In connection with the Special Meeting, Burke & Herbert solicited proxies with respect to a proposal to adjourn the Special Meeting, if necessary or appropriate, in the event that there were not sufficient votes in favor of the Burke & Herbert Merger Proposal at the time of the Special Meeting. Because the shareholders approved the Burke & Herbert Merger Proposal at the Special Meeting, the adjournment proposal was not submitted to the shareholders.
Item 8.01 - Other Events
On March 25, 2026, Burke & Herbert and LNKB issued a joint press release announcing that, at special meetings of their respective shareholders held on March 25, 2026, Burke & Herbert and LNKB shareholders approved the Merger of LNKB with and into Burke & Herbert, with Burke & Herbert as the surviving corporation pursuant to the Merger Agreement by and between Burke & Herbert and LNKB. The closing of the Merger remains subject to regulatory approvals and certain other customary closing conditions. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.
Item 9.01 - Financial Statements and Exhibits
(a) Financial statements of businesses acquired. None.
(b) Pro forma financial information. None.
(c) Shell company transactions. None.
(d) The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Joint Press Release, dated March 25, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 25th day of March, 2026.

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Executive Vice President, CFO